UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

May 23, 2008

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on May 13, 2008.

Luxottica ups cash dividend for fiscal year 2007

by 17% to €0.49 per share

Milan, Italy - May 13, 2008 - Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX) today announced that shareholders at the Company’s Ordinary Meeting (the “Meeting”) held today in Milan approved the payment of a cash dividend for fiscal year 2007 of €0.49 per ordinary share and per American Depositary Share (ADS) (one ADS represents one ordinary share), representing a 17 percent year-over-year increase. For fiscal year 2006, shareholders approved the payment of a cash dividend of €0.42 per ordinary share and ADS.

The ex-dividend date for both holders of ordinary shares and ADRs will be May 19, 2008. Luxottica Group will make the dividend payable in Euro to holders of ordinary shares on May 22, 2008. Deutsche Bank Trust Company Americas, the depositary for Luxottica Group’s ordinary shares represented by ADSs, will make the dividend payable in U.S. dollars to ADS holders commencing on May 29, 2008, at the Euro/U.S. dollar exchange rate on May 22, 2008. Information regarding the tax regime applicable to the payment of Luxottica Group dividends is available from the Company’s website at www.luxottica.com.

At the Meeting, shareholders also approved the Group’s IFRS consolidated financial statements for fiscal year 2007, the 2008 Performance Shares Plan (a share incentive plan for the Group’s top managers), as well as a program authorizing the repurchase and disposal  of up to a maximum of 18,500,000 Luxottica Group ordinary shares over the next 18 months from the date of the Meeting, for a maximum cost of €370,000,000.

At the Extraordinary Meeting, shareholders modified articles 10, 11 and 23 of the  Company’s By-laws.

Luxottica Group S.p.A.

Luxottica Group is a global leader in eyewear, with over 6,000 optical and sun retail stores in North America, Asia-Pacific, China, South Africa and Europe and a strong brand portfolio that includes our key house brand, Ray-Ban, the best selling sun and prescription eyewear brand in the world, as well as, among others, license brands Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Salvatore Ferragamo, Tiffany and Versace, and other key house brands Oakley, Oliver Peoples, Vogue, Persol, Arnette and REVO. In addition to a global wholesale network that touches over 130 countries, the Group manages leading retail brands such as LensCrafters, Pearle Vision and Sunglass Icon in North America, OPSM and Laubman & Pank in Asia-Pacific, and Sunglass Hut globally. The Group’s products are designed and manufactured in six Italy-based high-quality manufacturing plants, in the only two China-based plants wholly-owned by a premium eyewear manufacturer, and in manufacturing facilities in the United States acquired as part of the Oakley acquisition. For fiscal year 2007, Luxottica Group (NYSE: LUX; MTA: LUX) posted consolidated net sales of €5 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to successfully integrate Oakley’s operations, the ability to realize expected synergies from the merger with Oakley, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to predict future economic conditions and changes in consumer preferences, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, the ability to effectively integrate other recently acquired businesses, as well as other political, economic and technological factors and other risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

Media and investor relations contacts

Luca Biondolillo Head of International Communications Tel.:+39 (02) 8633 4668 Email: LucaBiondolillo@Luxottica.com	Alessandra Senici Group Investor Relations Director Tel.:+39 (02) 8633 4069 Email: InvestorRelations@Luxottica.com

- END -

Set forth below is information regarding the implementation of and grants under the 2008 Performance Shares Plan provided by the Company on May 13, 2008.

On May 13, 2008 the Board of Directors of Luxottica Group S.p.A. (the “Company”) resolved to implement the 2008 Performance Shares Plan (the “Plan”) approved by the shareholders at the Company’s Ordinary Shareholders Meeting held in Milan, Italy on the same day. The Plan is reserved for key employees of the Company and other companies that are directly or indirectly controlled by the Company.

The Board of Directors granted a total of 1,203,600 rights to receive ordinary shares of the Company without consideration (the “Units”), at the end of a three-year vesting period and subject to certain conditions determined by the Company’s Board of Directors.  Employees who received awards under the Plan are top managers of the Group with highly strategic roles. They were selected by the Board of Directors, with the direct recommendation of the Company’s Human Resources Committee.  Set forth below are the grants of Units made to officers of the Company who are also directors:

Name	Position	No. of Units Granted**	Market price on grant date	Expiration date of the restriction on selling the instruments
Andrea Guerra	Chief Executive Officer and Director	240,000	€18.577	N.A.
Luigi Francavilla	Deputy Chairman	120,000	€18.577	N.A.
Enrico Cavatorta	Group Chief Financial Officer and Director	96,000	€18.577	N.A.
Roberto Chemello	Head of Group Operations and Director	54,000	€18.577	N.A.

** Maximum number of Units granted to each beneficiary. The underlying shares that will be assigned without consideration may vary according to whether and the degree to which the EPS Target set by the Board of Directors has been achieved.

In accordance with the 2008 Performance Shares Plan Regulations, each Unit gives the right to receive one Luxottica Group ordinary share without consideration at the end of a three-year period, subject to certain conditions, including the achievement of certain aggregate Group consolidated EPS targets for the fiscal years period of 2008 through 2010, as determined on May 13, 2008, by the Board of Directors, solely for the purposes of this Plan.  The features of the Units awarded under the Plan are more fully described in the amended Annex D to the proxy statement filed as an exhibit to Form 6-K dated April 29, 2008.  Information on the Plan is also available from the Company’s website at www.luxottica.com.

Based on the official price of €18.577 of the Company’s ordinary shares on the MTA (Milan Stock Exchange) on the date of grant, the estimated cost that the Company expects to incur in connection with the 2008 grants is approximately € 22 million.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

By: /s/ ENRICO CAVATORTA
Date: May 23, 2008	ENRICO CAVATORTA CHIEF FINANCIAL OFFICER